Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months Ended July 1, 2016	2015	2014	2013	2012	2011
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(61,898)	$(170,251)	$(116,024)	$(172,010)	$(175,453)	$(224,099)
Plus: Fixed charges	87,396	178,083	180,061	183,309	188,253	173,914
Less: Interest expense capitalized	—	—	—	—	—	—
Less: Noncontrolling interests	(362)	(840)	(972)	(890)	(782)	(882)

Earnings (loss) from continuing operations, adjusted	$25,136	$6,992	$63,065	$10,409	$12,018	$(51,067)

Fixed Charges:
Interest expensed and capitalized	$84,753	$172,373	$174,482	$177,733	$183,055	$169,315
Estimated interest within rental expense	2,643	5,710	5,579	5,576	5,198	4,599

Total fixed charges	$87,396	$178,083	$180,061	$183,309	$188,253	$173,914

Ratio of earnings to fixed charges		—	—	—	—	—
Shortfall	(62,260)	(171,091)	(116,996)	(172,900)	(176,235)	(224,981)